Exhibit 99.1

NOTICE OF CHANGE OF AUDITOR

TO:	Grant Thornton LLP (Canada), Chartered Professional Accountants
AND TO:	Grant Thornton (USA), Chartered Professional Accountants
AND TO:

Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Manitoba Securities Commission

Autorité des marchés financiers

Financial and Consumer Services Commission, New Brunswick

Nova Scotia Securities Commission

Superintendent of Securities, Prince Edward Island

Superintendent of Securities, Newfoundland and Labrador

i-80 Gold Corp. (the "Corporation") hereby gives the following notice in accordance with Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations ("NI 51-102"):

1.	Grant Thornton LLP (Canada), Chartered Professional Accountants, the predecessor auditor of the Corporation tendered their resignation effective December 4, 2022, and the directors of the Corporation have appointed Grant Thornton LLP (USA), Chartered Professional Accountants, as successor auditor of the Corporation effective December 5, 2022;
2.	the predecessor auditor of the Corporation resigned at the request of the Corporation;
3.	the resignation of the predecessor auditor and the appointment of the successor auditor have been considered and approved by the Corporation's audit committee and board of directors;
4.	no modified opinion was expressed in the predecessor auditor's report on any of the financial statements of the Corporation relating to the period during which the predecessor auditor was the reporting issuer's auditor; and

5.	there are no reportable events (as defined in section 4.11 of NI 51-102).

[Remainder of page intentionally left blank. Signature page follows.]

Dated this 5th day of December, 2022.

i-80 GOLD CORP.

Per:	(signed) "Ryan Snow"
Name: Ryan Snow Title: Chief Financial Officer